UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Notice of Inclusion of Subsidiary in Holding Company

1. Details of subsidiary	A. Company name		POSCO CNGR Nickel Solution Co., Ltd.
	B. Representative		Baek, Gye-Ju
	C. Main business		Production and sales of high purity Nickel(NiSO4)
	D. Financial status of the latest fiscal year (KRW mn)	Total assets	-
		Total liabilities	-
		Total shareholders’ equity	-
		Capital stock	-

2. Shareholding ratio of subsidiary	Before inclusion	Shares held (shrs.)	-
		Shareholding ratio (%)	-
	After inclusion	Shares held (shrs.)	49,200,000
		Shareholding ratio (%)	60.0

3. Percentage of value of shares held to total assets	Before inclusion	Value of shares held (KRW million)	-
		Percentage in total assets (%)	-
	After inclusion	Value of shares held (KRW million)	246,000
		Percentage in total assets (%)	0.48

4. Total number of subsidiaries	Before inclusion		17
	After inclusion		18

5. Reasons for inclusion			Corporation establishment

6. Date of inclusion			January 5, 2024

7. Date of board resolution (decision date)			May 12, 2023

8. Other matters to be factored into investment decisions			- POSCO CNGR Nickel Solution Co., Ltd. is a newly established subsidiary of POSCO HOLDINGS and will report the incorporation of affiliate in accordance with Article 30(1) of the Monopoly Regulation and Fair Trade Act.

- ‘Share held’ after inclusion under 2. ‘Shareholding ratio of subsidiary’ is 49,200,000 shares representing 60% of the total number of shares (82,000,000 shares) issued by POSCO CNGR Nickel Solution after the its establishment in which POSCO HOLDINGS is acquiring through contribution in cash.

- ‘Value of shares held (KRW million)’ after inclusion under 3. ‘Percentage of value of shares held to total assets’ is the equity value of 49,200,000 shares representing 60% of total issued shares and ‘Percentage in total assets (%)’ after inclusion is the share of the equity value to the total assets of the separate financial statements of POSCO HOLDINGS on FY 2022 Business Report.

- Above 6 ‘date of inclusion’ is settlement date of share transaction.

- Above 7. Date of board resolution (decision date) is the date of resolution of the board of directors of POSCO HOLDINGS.

- POSCO CNGR Nickel Solution Co., Ltd. is a corporation located in Pohang, Korea that produces and sells high-purity nickel from nickel matte.

Related disclosure	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: January 5, 2024	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President